FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibits

Exhibit No.	Description
99.1	Material Change Report Dated December 10, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 10, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Central Sun Mining Inc. (formerly Glencairn Gold Corporation)

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

2.	Date of Material Change

November 29, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued on November 29, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Company”) announced that it has changed its name to Central Sun Mining Inc. and implemented a share consolidation on a one-for-seven basis effective November 29, 2007.

5.	Full Description of Material Change

The Company announced that it has changed its name to Central Sun Mining Inc. and implemented a share consolidation on a one-for-seven basis effective November 29, 2007. The name change and share consolidation were approved by shareholders at the Company’s special meeting of shareholders held on November 29, 2007. Shareholders also approved the issuance of an aggregate of 19,095,714 post-consolidation common shares and 66,835,000 common share purchase warrants upon the deemed exercise of subscription receipts issued on October 22, 2007. The Company’s new Stock Option Plan and amended Share Bonus Plan were also approved by shareholders.

Effective at the opening on Wednesday, December 5, 2007, the Company’s common shares and common share purchase warrants previously listed on the Toronto Stock Exchange under the symbols “GGG” and “GGG.WT”, respectively, commenced trading under the new name Central Sun Mining Inc. and the new symbols “CSM” and “CSM.WT”, respectively. Also effective at the opening on Wednesday, December 5, 2007, the Company’s common shares previously listed on the American Stock Exchange under the symbol “GLE” commenced trading under the new name Central Sun Mining Inc. and the new symbol “SMC”. Also effective at the opening on Wednesday, December 5, 2007, the Company’s common shares commenced trading on a one-for-seven consolidated basis on both the Toronto Stock Exchange and the American Stock Exchange.

As a result of the consolidation, the Company has approximately 59,284,528 common shares outstanding and approximately 82,450,000 common shares on a fully-diluted basis. Outstanding common share purchase warrants and stock options have been adjusted to reflect the consolidation.

Letters of Transmittal were mailed to registered holders of common shares on November 30, 2007 requesting them to forward the certificates representing their common shares of Glencairn Gold Corporation to Equity Transfer & Trust Company in Toronto, Ontario in exchange for certificates representing the number of common shares of Central Sun Mining Inc. to which they are entitled.

As a result of the consolidation, commencing on December 5, 2007, the terms of the currently outstanding $1.25 common share purchase warrants listed on the Toronto Stock Exchange have been adjusted pursuant to the warrant indenture governing these warrants such that seven previously outstanding warrants will entitle the holder to purchase one common share at a price of $8.75 until November 26, 2008.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Tagliamonte, President and Chief Executive Officer of Central Sun Mining Inc. at (416) 860-0919.

9.	Date of Report

December 10, 2007.